VF 2-19-03

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03002612

SECURITIES [AND EXCHANGE COMMI]SSION

SEC FILE NUMBER
8- 41109

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED PROCESSING FEB 12 2003 WASH., D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

United General Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Annandale Lane Suite #4
(No. and Street)

Suwanee	GA	30024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Stein 770-945-5228
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Faucett, Taylor, & Associates, LLP
(*Name — if individual, state last, first, middle name*)

2550 Heritage Court, N.W., Suite 206	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, Richard M. Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United General Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Fulton County, Georgia
My Commission Expires November 15, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED GENERAL INVESTMENTS, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III AND

REPORT ON FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

UNITED GENERAL INVESTMENTS, INC.

TABLE OF CONTENTS

FAUCETT, TAYLOR
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

2550 HERITAGE COURT, N.W.
SUITE 206
ATLANTA, GEORGIA 30339
(770) 951-2991 FAX 770-951-0072

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of United General Investments, Inc.
Suwanee, Georgia

We have audited the balance sheet of United General Investments, Inc. (a California Corporation) as of December 31, 2002 and 2001 and the related statements of operations and changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 financial statements referred to above present fairly, in all material respects, the financial position of United General Investments, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our auditing was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary Information on page 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faucett, Taylor & Associates, LLP

January 14, 2003
Atlanta, Georgia

UNITED GENERAL INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 8,385	$ 11,208
Prepaid expenses	1,991	2,177
Total assets	$ 10,376	$ 13,385

STOCKHOLDER'S EQUITY

	2002	2001
Common stock, $1.00 par value 200,000 shares authorized, 2,500 shares issued and outstanding	$ 2,500	$ 2,500
Additional paid-in capital	89,500	82,500
Accumulated deficit	(81,624)	(71,615)
Total stockholder's equity	$ 10,376	$ 13,385

See accompany notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING EXPENSES		
Legal and accounting	$ 6,587	$ 6,795
NASD fees and filings	1,891	1,580
Postage and shipping	62	795
Insurance	368	304
Education and training	175	202
Taxes and licenses	800	981
Office expense	370	174
Net loss from operations	(10,253)	(10,831)
OTHER INCOME		
Interest	47	96
Miscellaneous	197	145
Total other income	244	241
NET LOSS	$(10,009)	$(10,590)

See accompany notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance, December 31, 2000	$2,500	$71,500	$(61,025)	$ 12,975
Net loss	-0-	-0-	(10,590)	(10,590)
Capital contributions	-0-	11,000	-0-	11,000
Balance, December 31, 2001	2,500	82,500	(71,615)	13,385
Net loss	-0-	-0-	(10,009)	(10,009)
Capital contributions	-0-	7,000	-0-	7,000
Balance, December 31, 2002	$2,500	$89,500	$(81,624)	$ 10,376

See accompany notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$(10,009)	$(10,590)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid asset	186	(118)
Net cash used by operating activities	(9,823)	(10,708)
Cash flows from financing activities:		
Capital contributions	7,000	11,000
Net cash provided by financing activities	7,000	11,000
Change in cash	(2,823)	292
Cash, beginning of year	11,208	10,916
Cash, end of year	$ 8,385	$ 11,208

See accompany notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION AND OPERATION

United General Investments, Inc. (the "Corporation"), was formed on May 27, 1988 to operate as a broker/dealer for the sole purpose of brokering investments in other entities either affiliated with, or controlled by, its sole shareholder, and collecting fees for the services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - The Company recognizes revenue on an accrual basis. All income received for the years ended December 31, 2002 and 2001 was interest received from cash accounts and miscellaneous income.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes - The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Cash and cash equivalents - For the purpose of cash flows, the corporation considers all highly liquid unrestricted debt instruments purchased with maturity of three months or less to be cash equivalents.

3. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2002 and 2001 the Company raised capital of $-0- and $500,000 for an affiliated entity of its' sole stockholder. There were no fees charged by the Company for these services.

The Corporation entered into an informal agreement with an affiliated entity (the "Entity"), whereby from time to time, the Corporation is to provide brokering services for the Entity and the Entity allows the Corporation to utilize its facilities and equipment on an as needed basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000. See schedules 1 and 2.

UNITED GENERAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
SCHEDULE 1

	2002	2001
NET CAPITAL		
Total ownership equity	$10,376	$13,385
Less non-allowable assets	(1,991)	(2,177)
Net capital	$ 8,385	$11,208
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital required	5,000	5,000
Excess net capital	3,385	6,208
Total net capital	$ 8,385	$11,208

UNITED GENERAL INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(PURSUANT TO RULE 17a -5 (d) (H) OF THE
SECURITIES EXCHANGE ACT OF 1934)
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2002	$ 10,376	$ 10,376
Less non-allowable assets	(2,177)	(2,177)
Net capital as of December 31, 2002	$ 8,385	$ 8,385
Total stockholder's equity from balance sheet as of December 31, 2001	$ 13,385	$ 13,385
Less non-allowable assets	(2,177)	(2,177)
Net capital as of December 31, 2001	$ 11,208	$ 11,208

FAUCETT, TAYLOR
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

2550 HERITAGE COURT, N.W.
SUITE 206
ATLANTA, GEORGIA 30339
(770) 951-2991 FAX 770-951-0072

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of Directors of United General Investments, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of United General Investments, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by United General Investments, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure are the reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the at transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject t the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors of
United General Investments, Inc.
Page Two

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Faucett, Taylor & Associates, LLP

January 14, 2003
Atlanta, Georgia